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                                                                  EXHIBIT (a)(8)
For Immediate Release

EASTMAN CHEMICAL COMPANY:
CONTACT:  Nancy Ledford
PHONE:  423.229-5264


                   EASTMAN CHEMICAL COMMENCES $19.70 PER SHARE
                   TENDER OFFER FOR ALL OUTSTANDING SHARES OF
                          McWHORTER TECHNOLOGIES, INC.

KINGSPORT, Tenn. -- May 12, 2000 -- Eastman Chemical Company (NYSE:EMN) announced today that its wholly-owned subsidiary, Tartan, Inc., has commenced a cash tender offer for all the outstanding shares of McWhorter Technologies, Inc. (NYSE:MWT) common stock at a price of $19.70 per McWhorter share. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, June 9, 2000, unless extended.

Following the completion of the tender offer, Eastman intends to consummate a second step merger in which all remaining McWhorter stockholders will also receive the same cash price paid in the tender offer.

As previously announced, on May 3, 2000, Eastman, Tartan and McWhorter signed a definitive merger agreement for the acquisition of McWhorter for $19.70 per share in cash. McWhorter's board of directors has unanimously approved the tender offer and the merger and determined that the tender offer and the merger are in the best interests of McWhorter's stockholders. The McWhorter board unanimously recommended that McWhorter stockholders accept the Eastman offer and tender their shares. McWhorter will mail its formal recommendation to stockholders at the same time Eastman mails its tender offer materials.

The tender offer is conditioned upon, among other things, (1) there being validly tendered and not withdrawn before the expiration date, a number of shares, which when added to the number of shares beneficially owned by Eastman and Tartan, will represent a majority of the total number of outstanding shares of McWhorter on a fully diluted basis at the time the shares are accepted for payment pursuant to the offer; and (2) expiration or termination of any applicable waiting period under the

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Hart-Scott-Rodino Antitrust Improvements Act of 1976 and any applicable foreign antitrust, investment, or competition laws or regulations. The complete terms and conditions of the tender offer are set forth in the offering documents being filed today with the Securities and Exchange Commission.

Chase Securities Inc. is acting as Dealer Manager for Eastman's offer and Georgeson Shareholder Communications Inc. is acting as Information Agent. Copies of Eastman's tender offer materials can be obtained from the Information Agent by calling 800-223-2064.

Headquartered in Kingsport, Tenn., Eastman manufactures and markets plastics, chemicals and fibers. The company employs 15,000 people in more than 30 countries and had 1999 sales of US$4.6 billion.


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